Exhibit 4.6

AppTech Corp Employee Bonus Plan

Enacted 12/30/2020

Purpose

This Employee Bonus Plan (the “Plan”) is designed to provide an effective means to motivate and compensate eligible employees through cash and stock award bonuses on the achievements of business and individual performance objectives. This Plan is intended to be the Company’s primary vehicle for granting bonuses. However, the Company may, in certain limited circumstances, grant bonuses outside of this Plan, in the sole discretion of the Company, subject to the approval of the Company’s Compensation Committee.

The compensation contemplated under this Plan is subject to the achievement of specific performance goals by the Company and by each individual during any relevant time period. The Company believes that such compensation can be a highly effective form of compensation that can enhance the employer - employee “stakeholder” relationship. In addition, the Company hopes that by providing short-term incentive compensation, the Company will motivate and increase the retention rate among its employees which, in turn, will enhance the Company’s long-term value.

Who is Eligible?

All regular full-time or part-time employees will be eligible to receive a bonus under the Plan, so long as such Employee has been employed by the Company for the previous 90 days. Further, executive management who were instrumental in implementing and/or obtaining new clients or new revenue streams are eligible under the Plan, at the discretion of the current executive management and approval of the Compensation Committee, for a period of three (3) years after termination so long as the individual was not terminated for cause. All employees that receive commission compensation are still eligible under the Plan.

How Does the Plan Work?

Executive management and each respective department establish defined Target Goals to be achieved on a monthly, quarterly and annual basis. If the Company or Department achieves certain business results, and the employee achieves certain individual goals, the employee is eligible to receive bonus compensation. Company or Department business performance results will be measured either based on the Company’s Annual and Quarterly or Monthly Goals as determined by the CEO and COO, with approval by the Compensation Committee. If the actual results of the Company or Department business performance for the year and/or exceed or fall short of the Target Goals, then the bonus awards will be adjusted up or down, depending upon the level of business and individual achievement. The CEO and COO determine, based on the aforementioned performance metrics, the amounts employees earn through the program. All bonus awards for Executive Management and Officers must be approved by the Compensation Committee.

Weighted Target Goals based on different performance metrics:

Position	Percentage of Bonus Related to Company & Department Business Performance	Percentage of Bonus Related to Individual Performance
Executive Management	75%	25%
Officers	50%	50%
All Other Employees	25%	75%

How is the Plan Funded?

The Plan shall be funded by allocating 8% (eight percent) of Net Revenue into a high-yield savings account, as selected by the CEO, with the approval of the Compensation Committee. The monies allocated to such account shall be held with the express purpose of awarding monthly, quarterly and annual bonuses to eligible individuals. For the avoidance of doubt, Net Revenue shall be defined as revenue derived from any goods and services generated by AppTech Corp. after all direct costs such as fees and commissions are deducted. Further, the CEO and COO, with approval of the Compensation Committee may award stock-based compensation that they see fit to award eligible employees. Should such allocated funds be needed to meet the Company’s short or long-term financial obligations, the CFO may request, and the Compensation Committee may approve, to draw upon the account to satisfy the Company’s financial obligations. All funds withdrawn in such manner should be replenished, if fiscally possible.

Miscellaneous

The establishment of this Plan, any provisions of this Plan, and/or any action of the Compensation Committee or any Company officer with respect to this Plan, does not confer upon any employee the right to continued employment with the Company. The Company reserves the right to dismiss any employee at will (at any time, with or without prior notice, with or without cause), or otherwise deal with an employee to the same extent as though the Plan had not been adopted.

The Company may, at its discretion, provide for any federal, state or local income tax withholding requirements and Social Security or other tax requirements applicable to the accrual of payment of benefits under the Plan, and all such determinations shall be final and conclusive.

The resolution of any questions with respect to payments and entitlements pursuant to the provisions of this Plan shall be determined by the Compensation Committee, with the input of the CEO, and all such determinations shall be final and conclusive.

This Plan may be amended by the Compensation Committee, with input from the CEO.

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